SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

ACCELRYS, INC.

(Name of Subject Company)

ACCELRYS, INC.

(Name of Persons Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

00430U103
(CUSIP Number of Class of Securities)

Max Carnecchia
Chief Executive Officer
Accelrys, Inc.
5005 Wateridge Vista Drive
San Diego, California 92121-1761
(858) 799-5000

(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)

With Copies to:

Carl R. Sanchez

Scott E. Oross
Paul Hastings LLP
4747 Executive Drive, 12th Floor
San Diego, California 92121
(858) 458-3000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 (as amended and supplemented from time to time, the “Schedule 14D-9”) previously filed by Accelrys, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on February 13, 2014 relating to the offer by (i) Dassault Systèmes SA (“Dassault Systèmes SA”), a French corporation with limited liability, (ii) Dassault Systemes Americas Corp., a Delaware corporation and wholly owned indirect subsidiary of Dassault Systèmes SA (“Parent”), and (iii) 3DS Acquisition Corp., a Delaware corporation and wholly owned direct subsidiary of Parent (“Purchaser”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.0001 per share (such shares being hereinafter collectively referred to as the “Shares”), at a price per Share of $12.50, net to the seller in cash, without interest, and subject to any required withholding of taxes, on the terms and subject to the conditions set forth in the Offer to Purchase dated February 13, 2014 and the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO filed by Dassault Systèmes SA, Parent and Purchaser with the SEC on February 13, 2014, each of which may be amended or supplemented from time to time.

Capitalized terms used but not otherwise defined in this Amendment No. 2 shall have the meanings ascribed to them in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the item in this Amendment No. 2.

Item 8.  Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

By amending and restating the second paragraph under the section entitled “Regulatory Approvals” on page 57 of the Schedule 14D-9 in its entirety as follows:

“To satisfy the foregoing conditions related to (i) the HSR Act, the parties have filed a Premerger Notification Report form with the Premerger Notification Office of the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “Antitrust Division”), (ii) antitrust matters in Germany, the parties have filed pre-merger notification filings with the German merger control authority Bundeskartellamt, (iii) antitrust matters in Austria, the parties have filed pre-merger notification filings with the Austrian merger control authority Bundeswettbewerbsbehörde and (iv) CFIUS, as agreed to by the parties, the parties have submitted to CFIUS a joint voluntary notice under the Exon-Florio Amendment with respect to the Transactions.”

By amending and restating the last sentence of the first paragraph under the subsection entitled “Regulatory Approvals—United States” on page 57 of the Schedule 14D-9 in its entirety as follows:

“As a result, the parties filed a Premerger Notification Report form under the HSR Act on or prior to February 18, 2014, and, therefore, the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on March 5, 2014, unless earlier terminated by the FTC and the Antitrust Division, or unless Parent or Accelrys, as applicable, receives a request for additional information or documentary material prior to that time.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACCELRYS, INC.

By:	/s/ Max Carnecchia
Max Carnecchia
President and Chief Executive Officer

Date: February 19, 2014

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